UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Barings Private Credit Corporation
(Name of Subject Company (Issuer))
Barings Private Credit Corporation
(Names of Filing Person (Offeror and Issuer))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
CUSIP: 06763A 101
(CUSIP Number of Class of securities)
Jonathan Bock
Co-Chief Executive Officer and President
Barings Private Credit Corporation
300 South Tryon Street, Suite 2500
Charlotte, North Carolina 28202
(704) 805-7200
(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Harry S. Pangas, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The information contained in the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”), respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.
Item 1.	Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2.	Subject Company Information.
(a) The name of the issuer is Barings Private Credit Corporation (the “Company”). The Company is an externally managed closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Maryland corporation. The principal executive office of the Company is located at 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202 and the telephone number is (704) 805-7200.
(b) As of the close of business on September 30, 2022, there were 51,995,302 shares of the Company’s common stock, par value $0.001 per share (the “Shares”), outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 2,599,765 Shares that are tendered by holders of the Company’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Company’s Shares outstanding as of September 30, 2022.
(c) The Shares are not traded in any market.
Item 3.	Identity and Background of Filing Person.
(a) The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Barings LLC (the “Adviser”) serves as the investment manager for the Company. The Adviser is located at 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202 and the telephone number is (704) 805-7200. The members of the Company’s Board of Directors (the “Board”) are Eric Lloyd, Bernard Harris, Mark F. Mulhern, Thomas W. Okel, and Jill Olmstead (each, a “Director”). The Co-Chief Executive Officers are Ian Fowler and Jonathan Bock, the President is Jonathan Bock, the Chief Financial Officer and Treasurer of the Company is Jonathan Landsberg, the Principal Accounting Officer is Elizabeth A. Murray, the Chief Compliance Officer is Benjamin Tecmire and the Chief Legal Officer is Jill Dinerman. The Directors and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.
(b)-(c) Not applicable.
Item 4.	Terms of the Transaction.
(a)(1)(i) Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 2,599,765 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on December 30, 2022 and not withdrawn as described in Item 4(a)(1)(vi).
(ii) The purchase price of a Share (or portion thereof) tendered will be its net asset value as of December 31, 2022, or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Company has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Company determined as of the Valuation Date. The Note will be held for the benefit of the Shareholder by DST Systems, Inc., the Company’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii) The Offer is scheduled to expire on December 30, 2022 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
(iv) Not applicable.
(v) Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
(vi) Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii) Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
(viii) Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(ix) Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(x) Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.
(xi) Not applicable.
(xii) Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2) Not applicable.
(b) Any Shares to be purchased from any officer, Director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Directors, or affiliates (with the exception of any shareholders of the Company who may be deemed to be affiliates solely due to their ownership of Shares) of the Company intends to tender Shares in the Offer.
Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.
(a)-(d) Not applicable.
(e) The Board has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Company purchase Shares from Shareholders quarterly. However, the Company is not required to conduct tender offers. Pursuant to a Fund of Funds Investment Agreement, dated as of August 20, 2021, by and between one of the Company's shareholders, Cliffwater Corporate Lending Fund (“CCLF”), and the Company, which provided for the acquisition of Shares by CCLF in a manner consistent with the requirements of Rule 12d1-4 under the 1940 Act, CCLF has waived its right to vote all Shares to the extent that CCLF’s aggregate ownership represents more than 4.99% of the Company’s outstanding Shares.
Except as previously disclosed in the Company's filings with the SEC, the Company does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Company, any of the Company’s executive officers or Directors, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a)-(b) Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because the Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.
Item 7.	Source and Amount of Funds or Other Consideration.
(a)-(b) Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(c) Not applicable.
(d) None of the Company, the Adviser or the Board or any person controlling the Company, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Shareholders.
Item 8.	Interest in Securities of the Subject Company.
(a) Based on the number of Shares outstanding as of September 30, 2022, the following persons own the number of Shares indicated in the below table.
Person	Shares	Percentage of the Company’s Outstanding Shares
Adviser	0	0*
Eric Lloyd	0	0*
Bernard Harris	0	0*
Mark F. Mulhern	0	0*
Thomas W. Okel	0	0*
Jill Olmstead	0	0*
Ian Fowler	0	0*
Jonathan Bock	0	0*
Jonathan Landsberg	0	0*
Benjamin Tecmire	0	0*
Jill Dinerman	0	0*
Elizabeth Murray	0	0*
*	Less than 1%.
None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.
(b) Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Company has not issued any Shares to the Adviser, Directors and officers of the Company. Except as previously disclosed in the Company's filings with the SEC in connection with the Company’s private continuous offering of Shares, there have been no other transactions in Shares effected during the past sixty (60) days by the Company, the Adviser, or any Director or executive officer of the Company, or any person controlling the Company or the Adviser.
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
(a) No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10.	Financial Statements.
(a) The audited annual financial statements of the Company dated December 31, 2021, included in the Company’s Annual Report on Form 10-K filed with the SEC on EDGAR on February 23, 2022 are incorporated by reference.
(b) Not applicable.

Item 11.	Additional Information.
(a) (1) None.
(2) None.
(3) Not applicable.
(4) None.
(5) None.
(c) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.
Item 12.	Exhibits.
(a)(1) (i) Cover Letter to Offer to Purchase and Letter of Transmittal.
(ii) Offer to Purchase.
(iii) Form of Letter of Transmittal.
(iv) Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.
(v) Form of Promissory Note.
(vi) Forms of Notice of Withdrawal of Tender.
EX-FILING FEES Calculation of Filing Fees Table
(a)(2)-(4) Not applicable.
(d)(1) Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Filed as Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 23, 2022 and incorporated herein by reference).
(g) Not applicable.
(h) Not applicable.
107 Calculation of Filing Fees Table.
Item 13.	Information Required By Schedule 13e-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
BARINGS PRIVATE CREDIT CORPORATION

	By:	/s/ Jonathan A. Landsberg
	Name:	Jonathan A. Landsberg
	Title:	Chief Financial Officer

Dated: December 1, 2022

EXHIBIT INDEX
Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of Shares.
(a)(1)(v)	Form of Promissory Note.
(a)(1)(vi)	Forms of Notice of Withdrawal of Tender.
(d)(1)
Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Filed as Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 23, 2022 and incorporated herein by reference).

107	Calculation of Filing Fees Table.